SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

          -------------------------------------------------------------

                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          HONEYWELL INTERNATIONAL INC.
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 per Share
                         (Title of Class of Securities)

                                    438516106
                                   ----------
                                 (CUSIP Number)

                             Robert E. Healing, Esq.
                            General Electric Company
                              3135 Easton Turnpike
                        Fairfield, Connecticut 06431-0001
                            Telephone: (202) 373-2243
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2001
             (Date of Event which Requires Filing of this Statement)
          -------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 438516106

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1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                            General Electric Company
                            I.R.S. Identification No. 14-0689340

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2         Check the Appropriate Box if a Member of a Group
                     (a)     [  ]
                     (b)     [  ]

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3         SEC Use Only

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4         Source of Funds (See Instructions)

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5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e). [  ]

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6         Citizenship or Place of Organization      New York

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                                 7      Sole Voting Power

                                        3,383,884 shares of Common Stock
                NUMBER OF        -----------------------------------------------
                 SHARES          8      Shared Voting Power
              BENEFICIALLY
                OWNED BY                0
                  EACH           -----------------------------------------------
               REPORTING         9      Sole Dispositive Power
                PERSON
                  WITH                  3,383,884 shares of Common Stock
                                 -----------------------------------------------
                                 10     Shared Dispositive Power

                                        0
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11        Aggregate Amount Beneficially Owned by Each Reporting Person
           3,383,884 shares of Common Stock

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12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions).  [  ]

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13        Percent of Class Represented by Amount in Row (11)
          0.42%

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14        Type of Reporting Person (See Instructions)          CO

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


Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock," an individual share of which is a "Share"), of Honeywell International Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 101 Columbia Road, Morristown, New Jersey 07962-2497.

Item 2.  Identity and Background

         This Schedule 13D is filed by General Electric Company ("General Electric"), a corporation. General Electric's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

         General Electric has not and, to the best of General Electric's knowledge, none of its executive officers or directors has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

         This Statement relates to the termination on October 2, 2001 of an option granted to General Electric by the Issuer to purchase shares of Common Stock from the Issuer (the "Option"). The Option entitled General Electric to purchase up to 158,746,379 Shares under the circumstances specified in the Stock Option Agreement dated as of October 22, 2000 between General Electric and the Issuer (the "Stock Option Agreement").

         Pursuant to the terms of the Stock Option Agreement, as a result of the termination on October 2, 2001 of the Agreement and Plan of Merger dated as of October 22, 2000 between the Issuer, General Electric and General Electric 2000 Merger Sub, Inc., the Option has terminated.

Item 5.  Interest in Securities of the Issuer

         As a result of the termination of the Option on October 2, 2001 General Electric is the beneficial owner of 3,383,884 shares of Common Stock of the Issuer representing 0.42% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001. General Electric will have sole voting and dispositive power with respect to such shares.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and accurate.



October 2, 2001                       GENERAL ELECTRIC COMPANY.



                                      By:  /s/ Robert E. Healing, Esq.
                                           -----------------------------------
                                           Name:  Robert E. Healing, Esq.
                                           Title:  Corporate Counsel